April 17, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Jessica Cain

Re: All Energy Corporation

Request for Withdrawal of Registration Statement (10-12B)

Filed March 30, 2012

Commission File No. 001-35488

Ladies and Gentlemen:

On March 30, 2012, All Energy Corporation (the “Company”) delivered to its EDGAR-Filer a Form 12b-25 Notification of Late Filing (NT 10-K), which filing related to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011. However, the Company’s EDGAR-Filer mistakenly tagged the Company’s NT 10-K as “10-12B”, a registration statement registering securities under Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”). Shortly after the filing of this document, the Company discovered the tagging error and a proper NT 10-K was immediately filed with the Commission.

In order to avoid confusion, on behalf of the Company, the undersigned hereby requeststhat the document erroneously tagged as a registration statement registering securities under Section 12(b) of the Exchange Act and assigned Commission File No. 001-35488 be withdrawn effective immediately.

Specifically, the Company requests that the Commission consent to this request for withdrawal on the grounds that the withdrawal of the erroneously-tagged document is consistent with the public interest and the protection of investors.

Please send copies of the written order granting withdrawal of the Registration Statement to the Company’s counsel, Newlan & Newlan, Ltd., Attn: Eric Newlan, 800 Parker Square, Suite 205, Flower Mound, Texas 75028; facsimile number (877) 796-3934.

Should you have any questions regarding this matter, please contact Eric Newlan at (972) 899-4070.

Sincerely,

/s/ DEAN E. SUKOWATEY

Dean E. Sukowatey

President

All Energy Corporation

cc:	Eric Newlan

Newlan & Newlan, Ltd.